                                  SCHEDULE 14A
                                 (RULE 14A-101)

             INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT
                            SCHEDULE 14A INFORMATION


        CONSENT SOLICITATION STATEMENT PURSUANT TO SECTION 14(A) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


      FILED BY THE REGISTRANT / /
      FILED BY A PARTY OTHER THAN THE REGISTRANT /X/

      Check the appropriate box:
      /X/        Preliminary Consent Statement
      / /        Confidential, For Use of the Commission only (as permitted by Rule 14a-6(e)(2))
      / /        Definitive Consent Statement
      / /        Definitive Additional Materials
      / /        Soliciting Material Under Rule 14a-12

                                  ARGUSS COMMUNICATIONS, INC.
      -----------------------------------------------------------------------
                 (Name of Registrant as Specified in Its Charter)

                          RONALD D. PIERCE AND KENNETH R. OLSEN
      -----------------------------------------------------------------------
          (Name of Person(s) Filing Consent Statement, if other than the
                                    Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

/X/        No fee required.
/ /        Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
           and 0-11.
           (1)  Title of each class of securities to which transaction applies:
                ----------------------------------------------------------
           (2)  Aggregate number of securities to which transaction
                applies:
                ----------------------------------------------------------
           (3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                ----------------------------------------------------------
           (4)  Proposed maximum aggregate value of transaction:
                ----------------------------------------------------------
           (5)  Total fee paid:
                ----------------------------------------------------------

/ /        Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           (1)  Amount Previously Paid:
                ----------------------------------------------------------
           (2)  Form, Schedule or Registration Statement No.:
                ----------------------------------------------------------
           (3)  Filing Party:
                ----------------------------------------------------------
           (4)  Date Filed:
                ----------------------------------------------------------

                                                               December   , 2001

Dear Shareholders:

    We own approximately 8.6% of the outstanding shares of common stock of Arguss Communications, Inc. (the "Company"). We are extremely disappointed, as undoubtedly you are, with the Company's declining performance and financial condition.


    As you are probably aware, the market price of your shares has fallen approximately 87% from $22.37 on March 31, 2000 to $2.85 per share on November 29, 2001, the last full trading day before we announced that we were seeking to replace the Company's current directors. Between January 3, 2001, and November 29, 2001, alone, the market price fell approximately 68%. The Company's results of operations have also steeply declined. For the nine months ended September 30, 2001, the Company's net sales decreased 26% and the Company had a loss of $5.3 million as opposed to net income of $9 million for the comparable period of the previous year. As of September 30, 2001, the Company was in default of financial covenants in its credit agreement and on November 7, 2001, the Company entered into a forbearance agreement with its lenders which reduced the Company's borrowing availability by $50 million, prohibited LIBOR based borrowing and was required to pay a $165,000 forbearance fee to the lenders and all of the lenders' out-of-pocket expenses.



    We believe that the current Board of Directors is at least partly responsible for the Company's recent poor performance. Through the enclosed Consent Solicitation Statement (the "Consent Statement"), we are soliciting your written consent to a number of proposals, which, if adopted by the shareholders, will replace the present Board with new directors (the "Nominees") who, unlike the present Board, together have over 100 years of management experience in the telecommunications industry. We believe that, if elected, our Nominees will act decisively to pare away wasteful and loss-producing operations (such as the Company's Conceptronic subsidiary, which has generated losses in each of the past four years) and obtain new business from a more diversified customer base (instead of relying on a few key customers).


    We urge you to read the Consent Statement carefully, as it contains more detailed information about our views and how, we believe, the Nominees can bring Arguss back to financial health.


    We believe that after reading the Consent Statement you will agree with our views and fill out, date and return the enclosed GOLD consent card. We urge you NOT to sign any blue revocation of consent card.


    We have the people. We have a plan. It is time for a change.

                                          Sincerely,
                                          /s/ RONALD D. PIERCE
                                          /s/ KENNETH R. OLSEN

                   PRELIMINARY CONSENT SOLICITATION STATEMENT

December   , 2001

                            ------------------------

                         CONSENT SOLICITATION STATEMENT
                                       OF
                     RONALD D. PIERCE AND KENNETH R. OLSEN

                            ------------------------

TO THE SHAREHOLDERS OF ARGUSS COMMUNICATIONS, INC.:

    This Consent Solicitation Statement, including the Annexes attached hereto ("Consent Statement"), and the enclosed GOLD consent card are being furnished by Ronald D. Pierce and Kenneth R. Olsen (the "Solicitors," "we" or "us") to provide you with the opportunity to replace all of the current directors of Arguss Communications, Inc. ("Arguss" or the "Company") with our nominees (the "Nominees"). This Consent Statement is being made by us and not on behalf of the Company's current board of directors (the "Board").

    We beneficially own approximately 8.6% of the Company's common stock and are asking you to consent to all of our proposals by marking, signing and dating the enclosed GOLD consent card and returning it in the enclosed, postage-paid envelope, to our Consent Solicitor, Innisfree M&A Incorporated, as set forth in this Consent Statement.

    This Consent Statement and the enclosed GOLD consent card are first being
furnished to the shareholders of Arguss on or about December   , 2001.

                WHY IS YOUR CONSENT TO OUR PROPOSALS IMPORTANT?


    WE ARE SOLICITING YOUR CONSENT TO OUR PROPOSALS IN ORDER TO ADDRESS AND REMEDY WHAT WE BELIEVE TO BE CRITICAL ISSUES CONCERNING ARGUSS, SUCH AS ITS RECENT POOR STOCK PERFORMANCE AND RESULTS OF OPERATIONS AND ACTIONS TAKEN BY THE CURRENT BOARD.


    It is important that these issues be addressed now because the Board and senior management have not instituted changes we believe are necessary to improve the Company's operations, performance, stock price and profitability. We also believe that Arguss cannot afford to waste time while its financial condition continues to weaken. Already, the Company's deteriorating financial condition has caused it to be in default of financial covenants in its credit agreement and substantially reduced the amount available for borrowing under its revolving credit line. Further, the current Board has taken actions that we believe in some instances entrench itself and senior management to the disadvantage of the Company's shareholders. In our view, leaving the current Board in place will only make it progressively more difficult to "turn around" the Company's performance, financial condition and stock price.

    WE BELIEVE THAT BY CONSENTING TO OUR PROPOSALS THE SHAREHOLDERS WILL ELECT A BOARD OF DIRECTORS THAT WILL IMPROVE THE COMPANY'S BUSINESS AND PERFORMANCE, AND WILL THEREBY INCREASE THE VALUE OF YOUR SHARES AND BENEFIT ALL ARGUSS SHAREHOLDERS.

                                 OUR PROPOSALS

    We are asking Arguss' shareholders to consent to the following three actions (the "Proposals"), as authorized by Delaware law:

PROPOSAL 1:

    To remove all of the Company's current directors and any other director elected or appointed to the Arguss Board before the effective time of this Proposal, other than our seven Nominees.

PROPOSAL 2:

    To elect our seven Nominees named in this Consent Statement to serve as the directors of the Company until their respective successors are duly elected and qualified or their earlier resignation or removal.

    BOTH OF PROPOSALS 1 AND 2 MUST BE APPROVED FOR EITHER OF THEM TO BE
EFFECTIVE.

PROPOSAL 3:

    To repeal any amendment to the Company's by-laws adopted by the current Board between October 1, 2001 and the date on which this Proposal becomes effective. We do not intend to exercise discretion in this regard.

             WE RECOMMEND THAT YOU CONSENT TO ALL OF OUR PROPOSALS


    Approval of each of the Proposals requires the affirmative consent of a majority (i.e., more than 50%) of the issued and outstanding shares of Arguss common stock on November 29, 2001, the Consent Record Date. Based on our discussions with our Nominees, we believe that, if they are elected, they will implement a new Strategic Business Plan designed to reverse the Company's losses and declining revenues and intelligently reposition the Company. Although we can give no assurances, we believe that our new Strategic Business Plan should improve the Company's operating results, financial condition, relationships with its lenders, and, to the extent influenced thereby, the Company's stock price and shareholder value.



    Our Nominees together have over 100 years of management experience in the telecommunications industry. Each of our Nominees, if elected to the Board, intends to apply his experience and business judgment to managing the Company's business. Based on our discussions with them, we believe that our Nominees, if elected to the Board, in conjunction with Mr. Olsen's leadership, will implement our Strategic Business Plan that builds on the Company's existing strengths, eliminates loss-generating operations, and repositions the Company. Our Strategic Business Plan includes the following components:


    - Sell or liquidate the Company's Conceptronic subsidiary, which has been generating losses for the past four years, and use the net proceeds from the sale, if any, to reduce the Company's bank debt (we have not obtained an independent appraisal and have no basis to predict a projected realizable value from a sale of Conceptronic, Inc.);

    - Actively endeavor to diversify the Company's customer base and thereby reduce the Company's reliance upon a few key customers;

    - Actively endeavor to grow revenues by targeting new potential customers in the fastest growing segments of the telecommunications industry such as the "last mile" sector of broadband telecommunications deployment;

    - Actively endeavor to expand into related fields such as wireless tower and cell site construction; and

    - Consolidate back-office operations.

                           YOUR CONSENT IS IMPORTANT!

                  TO CONSENT TO OUR PROPOSALS, PLEASE PROMPTLY
                SIGN AND RETURN THE ENCLOSED GOLD CONSENT CARD.


         DO NOT RETURN THE BLUE CARD SENT TO YOU BY CURRENT MANAGEMENT.


    If your shares of Arguss common stock are held in your own name, please sign, DATE and mail or hand-deliver the enclosed GOLD consent card today in the enclosed postage-paid envelope to our Consent Solicitor, Innisfree
M&A, Incorporated, at the address below.

    If your shares of Arguss common stock are held in "Street Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail or hand-deliver the enclosed GOLD consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the GOLD consent card on your behalf and make sure to DATE the consent.

 IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING
                     YOUR CONSENT, PLEASE WRITE TO OR CALL:

                           Innisfree M&A Incorporated
                               501 Madison Avenue
                               New York, NY 10022
                     Please Call Toll Free: (888) 750-5834

                    IF YOU DO NOTHING OR ABSTAIN, THE EFFECT
                     WILL BE A VOTE AGAINST THE PROPOSALS.

    IN ORDER TO REMOVE AND REPLACE THE COMPANY'S CURRENT DIRECTORS, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR BOTH PROPOSAL 1 AND PROPOSAL 2.

                 WE URGE YOU TO VOTE FOR ALL OF OUR PROPOSALS.

        QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION STATEMENT

Q: WHO IS MAKING THE SOLICITATION?


A: This Solicitation is being made by Ronald D. Pierce and Kenneth R. Olsen.
Mr. Pierce is the Company's single largest individual shareholder of the Company and beneficially owns 8.5% of the Company's common stock. From 1985 to 1998, Mr. Pierce owned and was the Chairman, President and Chief Executive Officer of Can-Am Construction, Inc., a full service telecommunications company that provides underground and aerial construction, maintenance and repair, and fiber and coaxial cable splicing services. Can-Am was acquired by the Company in 1998. Mr. Olsen was President of Arguss Communications Group (the Company's principal subsidiary) from May 1, 1997 through April 30, 1999. Mr. Olsen is the co-founder and President of Fairway Communications Corp., a telecommunications engineering and fiber splicing company. Together, Messrs. Pierce and Olsen beneficially own approximately 8.6% of the Company's issued and outstanding common stock.


Q: WHAT ARE WE ASKING YOU TO CONSENT TO?

A: You are being asked to consent to three proposals which would:

    - Remove all of the Company's current directors;

    - Replace them with our seven Nominees, who together have over 100 years of management experience in the telecommunications industry, and who have indicated their support for our new Strategic Business Plan; and

    - Repeal any by-law amendments adopted by the current Board between October 1, 2001 and the effective date of this Proposal.

Q: WHY ARE WE SOLICITING YOUR CONSENT?


A: We are soliciting your consent because we believe that the Company's current directors are at least partly responsible for the Company's recent poor performance. Our beliefs are based on the following:


    - From March 31, 2000 to November 29, 2001 (when we publicly announced that we were seeking to replace the current Board), the Company's stock price plummeted 87% and its market capitalization decreased from approximately $298 million to less than $41 million.

    - For the nine months ended September 30, 2001, the Company's net sales decreased 26% and EBITDA decreased by 60% as compared with the same period in 2000.

    - For the nine months ended September 30, 2001, the Company had a net loss of $5.3 million as opposed to net income of $9.0 million for the same period in 2000 and $5.0 million for the same period in 1999.

    - The Company has not been profitable since December 31, 2000.

    - For the nine months ended September 30, 2001, the Company has significantly underperformed a peer group selected by the current Board itself in terms of sales growth.

    - As of September 30, 2001, the Company was in default of financial covenants in its credit agreement and entered into a forbearance agreement with its lenders which reduced the Company's borrowing availability by $50 million, prohibited LIBOR based borrowing and required the payment of a $165,000 forbearance fee to the lenders and all of the lenders' out-of-pocket expenses.

    - The Company has not significantly diversified its customer base or expanded into related fields.

    In addition, the Company's current board has taken steps which we believe are not in the stockholders' best interests. Our beliefs are based on the following:


    - In May 2001, the Company's Chairman, President and Chief Executive Officer, Rainer H. Bosselmann received an interest free loan from the Company for $279,000 so that Mr. Bosselmann could exercise stock options and purchase 93,000 shares of common stock. Mr. Bosselmann purchased these shares at $3.00 per share when the market value of Arguss common stock was $5.77 per share and derived an unrealized gain of approximately $257,000.



    - The Board recently increased the annual base salaries of the Company's top three executives by $30,000 and in November 2001 approved employment agreements which provided these executives with golden parachute provisions so that each of the executives would receive a payment of two times their respective annual salaries in the event of a change of control. These steps were taken even though the Company's recent operating results were poor.


    - In November 2001, the current Board adopted a shareholders' rights plan or "poison pill", which we believe can entrench the Board by limiting the shareholders' ability to call a special meeting and unduly discouraging proposed, unsolicited business combinations.

Q: WHO ARE THE NOMINEES?

A: Our Nominees are Ronald D. Pierce, Kenneth R. Olsen, James D. Gerson, Stephen
G. Moore, Dennis Nolin, Michael Sparkman and George Tamasi. None of the Nominees, other than Dennis Nolin, who is a consultant to the Company, presently serves the Company in any capacity. The principal occupation and business experience of each Nominee is set forth in this Consent Statement under the Section entitled "Additional Information Regarding the Proposals" on page 15, which we urge you to read. As shown therein, the Nominees are highly qualified individuals who, combined, possess over 100 years of management experience in the telecommunications industry. We believe you are entitled and it is in your best interest to give our Nominees a chance.

Q: IF OUR NOMINEES ARE ELECTED, WHO WILL BE THE OFFICERS OF THE COMPANY AND WHAT
  WILL THEIR COMPENSATION BE?


A: If our Nominees are elected, we expect that they will terminate the employment of Rainer H. Bosselmann as the Company's Chairman, President and Chief Executive Officer and H. Haywood Miller III as the Company's Executive Vice President and Secretary. For the year ended December 31, 2000,
Messrs. Bosselmann and Miller earned $250,000 and $220,000, respectively in total annual cash compensation and each received options to purchase 50,000 shares. Recently, the current Board gave Messrs. Bosselmann and Miller $30,000 increases to their annual base salaries even though the Company's recent operating results were poor. We expect that the new Board would appoint Kenneth
R. Olsen as Chairman and Chief Executive Officer, Ronald D. Pierce as Chief Operating Officer and Rory Phillips as Executive Vice President, Treasurer and Secretary. Each will initially be paid an annual base salary of $150,000. Any additional compensation to be paid to these individuals will be at the discretion of the new Board and would, in all likelihood, be in the form of grants of stock options at fair market value on the date of such grant. We believe that this compensation scheme, as opposed to the cash bonuses received by the current executives, better aligns the interest of the officers with that of the stockholders. Our Nominees do not have any current or future plans to make changes to the Company's director compensation policies. We expect that the Nominees will receive the same director compensation as the current non-management directors.


Q: HOW WOULD OUR BOARD NOMINEES AND NEW SENIOR MANAGEMENT IMPROVE THE COMPANY'S
  PERFORMANCE?

A: All of our seven Nominees are either former owners of telecommunications construction companies acquired by Arguss, former directors or officers of the Company or its principal subsidiary or executive officers of telecommunications companies. Together they have over 100 years of management experience in the telecommunications business and in our opinion have solid relationships with major present and potential customers of the Company.

Q: WHO CAN CONSENT TO THESE MATTERS?

A: Under Section 213(b) of the Delaware General Corporation Law, we can set the record date to determine the shareholders entitled to consent to our Proposals (if the Board does not do so) by being the first to deliver a signed consent card to the Company. We delivered a signed written consent to the Company on November 29, 2001. Therefore, if you owned shares of the Company on November 29, 2001 (the "Consent Record Date") you have the right to consent to the Proposals, even if you disposed of some or all of your shares after the Consent Record Date.

Q: HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PROPOSALS TO ADOPT THEM?

A: We must receive consents from a majority (i.e., more than 50%) of issued and outstanding shares of common stock of the Company as of the Consent Record Date as to each Proposal in order for each of the Proposals to be adopted. The Company reported having 14,519,944 shares of common stock outstanding as of the Consent Record Date. Therefore, the affirmative vote of at least 7,259,973 shares is necessary to adopt each of the Proposals. Abstentions, failures to vote and broker non-votes will have the same effect as a "no" vote. We beneficially own approximately 8.6% of the Company's issued and outstanding shares and have consented to all of the Proposals described herein. In addition, our Nominees beneficially own approximately 3.9% of the Company's common stock and we believe our Nominees will consent to all of the Proposals described herein.

Q: WHEN WILL THE PROPOSALS BECOME EFFECTIVE?

A: Proposals 1 and 2 will become effective and the Nominees will take office as the directors of Arguss when we receive valid and unrevoked consents from record holders representing a majority (i.e., more than 50%) of the issued and outstanding shares of the Company's common stock as of the Consent Record Date as to both Proposals 1 and 2 and those consents are delivered to the Company in accordance with Delaware law. Proposal 3 will become effective when we receive valid and unrevoked consents from record holders representing a majority of the shares as of the Consent Record Date and those consents are delivered to the Company in accordance with Delaware law. Promptly after the effectiveness of the Proposals, the Company is required to notify all shareholders that the Proposals were adopted and became effective.

Q: WILL PROPOSAL 1 BE EFFECTIVE IF PROPOSAL 2 IS NOT ALSO ADOPTED?

A: No. In order for either Proposal 1 or Proposal 2 to be effective, both must be adopted by the shareholders. In other words, a vote to remove the present Board will not be effective unless our Nominees also are elected. Proposal 3 may be adopted and become effective independent of Proposals 1 and 2.

Q: WHAT IS THE DEADLINE FOR SUBMITTING CONSENTS?

A: Under Section 228(c) of the Delaware General Corporation Law, consents must be received by the Company within 60 days of the Consent Record Date in order to be effective. Accordingly, consents cannot be submitted later than January 28, 2002. However, because the Proposals will become effective upon our delivery to Arguss of valid and unrevoked consent cards totaling more than 50% of the shares entitled to vote as of the Consent Record Date, and because this may occur before the 60 day period has expired, WE URGE YOU TO ACT PROMPTLY in order to assure that your vote will count.

Q: WHAT SHOULD YOU DO TO CONSENT?

A: If your shares of common stock are held in your own name, please sign, DATE and mail or hand-deliver the enclosed GOLD consent card today in the enclosed postage-paid envelope to our Consent Solicitor, Innisfree M&A Incorporated at 501 Madison Avenue, New York, NY 10022.

If your shares of common stock are held in "Street Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail or hand-deliver the enclosed GOLD consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the GOLD consent card on your behalf and make sure to DATE the consent.

Q: CAN YOU REVOKE YOUR CONSENT?

A: Yes. You may revoke an executed consent card at any time before the Proposals become effective by marking, dating, signing and delivering a written revocation to our Consent Solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, New York, NY 10022 or by facsimile at (212) 750-5799, with a copy to Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022, Attention: Joel M. Handel, Esq., facsimile (212) 702-5941. A revocation may be in any written form signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequent and properly dated consent in opposition to an earlier consent which is properly completed will also constitute a revocation of the earlier consent.

Although a revocation is also effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be promptly mailed or delivered to us at the above address or facsimile number so that we will be aware of all revocations and can more accurately determine if and when the requisite consents to the actions described herein have been received. Revocations sent to the Company may be delivered to its principal office at One Church Street, Suite 302, Rockville, Maryland 20850, or to any other address provided by the Company.

Q: WHO DO YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

A: Please call Innisfree M&A Incorporated toll free at (888) 750-5834.

                    REASONS FOR THE SOLICITATION OF CONSENTS


    We are soliciting your consent to the Proposals because we believe, based on the following, that the current directors are at least partly responsible for the Company's recent poor performance and should be removed.



POOR RECENT OPERATING RESULTS


    - From March 31, 2000 to November 29, 2001 (when we publicly announced that we were seeking to replace the current Board), the price per share of Arguss common stock fell approximately 87% from $22.37 per share to $2.85 per share and the Company's market capitalization plummeted from approximately $298 million to less than $41 million. In 2001 alone, the price per share dropped approximately 68%, from $8.81 per share on January 3, 2001, to $2.85 per share on November 29, 2001.


    - For the three months ended March 31, 2001, net sales decreased by 11%, and the Company had an operating loss of $2.6 million and a net loss of $1.8 million as compared with operating income of $2.9 million and net income of $647,000 for the same period in the prior year.*



    - For the three months ended June 30, 2001, net sales decreased by 28% and the Company had a net loss of $2.8 million as compared with net income of $3.7 million for the same period in the prior year.*



    - For the three months ended September 30, 2001, net sales decreased by 37% and the Company had a net loss of $603,000 as compared with net income of $4.6 million for the same period in the prior year.*



    - As of September 30, 2001, the Company was in default of financial covenants in its credit agreement and entered into a forbearance agreement with its lenders which reduced the Company's borrowing availability by $50 million, prohibited LIBOR based borrowing and was required to pay a $165,000 forbearance fee to the lenders and all of the lenders' out-of-pocket expenses.


    - As shown in the following table, the Company has significantly underperformed three comparable companies within Arguss' peer group(1) in terms of sales growth and one company within its peer group in terms of changes in net income (loss):

 COMPARISON OF ARGUSS' 2001 SALES AND NET INCOME (LOSS) RESULTS VERSUS ITS PEER
                                     GROUP

                                                                                        % CHANGE IN NET
                                               % SALES GROWTH         NET INCOME        INCOME (LOSS) AS
                           SALES FOR NINE   (DECLINE) AS COMPARED   (LOSS) FOR NINE         COMPARED
                            MONTHS ENDED    TO NINE MONTHS ENDED     MONTHS ENDED     TO NINE MONTHS ENDED
COMPANY(2)(3)              SEPT. 30, 2001      SEPT. 30, 2000       SEPT. 30, 2001       SEPT. 30, 2000
-------------              --------------   ---------------------   ---------------   --------------------
Quanta Services, Inc.....  $1,526,832,000            22.6%           $  72,309,000            (20.8%)
International Fibercom,
  Inc....................  $ 226,670,021             13.1%           $(143,612,943)         (1507.8%)(4)
MasTec, Inc..............  $ 969,675,000              1.8%           $ (74,107,000)            (228%)(4)
Arguss...................  $ 146,688,000            (26.9%)          $  (5,341,000)            (159%)

------------------------

*   Derived from the Company's Quarterly Reports on Form 10-Q filed during 2001.

(1) The companies comprising Arguss' "peer group" were selected by Arguss management and used for comparative purposes in Arguss' most recent annual proxy statement. We believe these companies were selected by the Company on the basis that these companies are in the same industry or line of business as Arguss and would provide a meaningful basis for comparison. Accordingly, we have used the same peer group for our comparisons.

(2) Derived from each company's quarterly reports on Form 10-Q. Arguss' peer group was selected by the current Board as indicated in the Company's most recent definitive proxy statement, filed with the Commission in March of 2001.

(3) The operating results for Dycom Industries, Inc., which is also in Arguss' peer group, have been omitted because Dycom's fiscal year ends on July 28 and therefore its nine month results are not directly comparable.

(4) As disclosed in their quarterly reports on Form 10-Q for the three months ended September 30, 2001, the net losses of International Fibercom, Inc. and Mastec, Inc. consist, in part, of extraordinary, non-recurring charges to earnings of $97,969,838 and $16,500,000, respectively. If these charges are eliminated, their net losses for the nine months ended September 30, 2001, would be substantially less (($45,701,704) and ($57,607,000), respectively), and the percentage change in their net income (loss) would be substantially less ((547.6%) and (199.4%), respectively).

    Based on our review of the Company's Annual Reports on Form 10-K since December 31, 1998, we believe the primary source of the Company's growth in the past several years has been through acquisitions. We believe that internally generated growth as opposed to the acquisition strategy used by the current Board is more likely to create long-term improved operating results.

    In addition, the Company's stock price has performed slightly below the average stock price performance of other companies in the Arguss' peer group as demonstrated below:

         COMPARISON OF ARGUSS' STOCK PERFORMANCE VERSUS ITS PEER GROUP

                                                       CLOSING         CLOSING
                                                        PRICE           PRICE       % INCREASE (DECREASE)
                                                    PER SHARE ON    PER SHARE ON           OVER 52
COMPANY                                             NOV. 30, 2000   NOV. 29, 2001        WEEK PERIOD
-------                                             -------------   -------------   ---------------------
Dycom Industries, Inc.............................     $37.37          $16.32               (56.3%)
Quanta Services, Inc..............................      31.18           16.02               (48.6%)
International Fibercom, Inc.......................      11.68             .34                 (97%)
Mastec, Inc.......................................      27.00            5.49               (79.6%)
Arguss............................................      12.37            2.85               (76.9%)
Average for Peer Group............................                                          (71.6%)

    Further, we believe management has not adequately responded to changes in the telecommunications construction industry. For example, we believe the current Board and management have not:

    - Obtained any significant new business in the still active "last mile" sector of broadband telecommunications deployment, such as "metropolitan area network" construction, wireless infrastructure and electrical power grid enhancement projects; and

    - Developed any significant new business with cable television multiple system operators, who continue to upgrade their existing outside plant infrastructure in order to deploy cable modems, digital cable and cable telephony.

    Although there can be no assurance that our Nominees will succeed in their efforts to do so, we believe they can reverse the Company's recent poor operating results by drawing from their experience in the telecommunications industry. Our Nominees have significant experience in successfully operating telecommunications companies and have more than 100 years of combined management experience.


IRRESPONSIBLE BOARD DECISIONS



    Despite continuing, deep operating losses, and bank debt of approximately $72.9 million as of September 30, 2001, the Board has not disposed of money-losing operations and assets that have negatively impacted the Company's results of operations. For example, Conceptronic, one of the Company's subsidiaries that in our opinion has no synergies with the Company's core telecommunications construction business and represented less than 8.6% of the Company's revenue for each of the last two fiscal years, has recorded pre-tax losses in each of those years aggregating $1.8 million. Furthermore, for the nine months ended September 30, 2001, Conceptronic had a pre-tax loss of $2.9 million and sales of $6.8 million. Despite these losses, except for one failed divestiture attempt in May of 2000, the current Board has failed to either sell or liquidate this losing division and has squandered approximately $2.4 million in research and development expenditures for Conceptronic during the last three fiscal years (according to the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2000). Conceptronic manufacturers and sells computer-controlled equipment used in the surface mount, electronics circuit assembly industry.


    We believe that the Board should either sell or liquidate Conceptronic, and that the net proceeds, if any, received from any such sale should be used to reduce the Company's outstanding debt. We have not obtained an independent appraisal and have no basis to predict a projected realizable value from a sale of Conceptronic, Inc.


    In addition, despite the Company's recent poor financial condition and substantial debt, on May 1, 2001, Rainer H. Bosselmann, the Company's Chairman, President and Chief Executive Officer, received an interest-free loan from the Company in the amount of $279,000 so that he could exercise options to purchase 93,000 shares of the Company's common stock. Mr. Bosselmann purchased these shares at $3.00 per share, when the market price of Arguss stock was $5.77 per share, and derived an unrealized gain of approximately $257,000.


MANAGEMENT ENTRENCHMENT

    GOLDEN PARACHUTE PROVISIONS. On November 7, 2001, the Company entered into new employment agreements with Mr. Bosselmann, H. Haywood Miller III (the Company's Executive Vice President and Secretary) and Arthur F. Trudel (the Company's Vice President, Chief Financial Officer and Treasurer). The employment agreements provide for a payment to each of the executives equal to two times their respective annual salaries in the event of a change in control of the Company. Although the Company has not yet made the content of these agreements publicly available, in our opinion, these provisions could deter shareholders from replacing the Company's current Board of Directors or deter a prospective bidder from acquiring the Company if such events constitute a "change in control."

    POISON PILL. On November 20, 2001, the Company announced that its Board of Directors adopted a shareholders' rights plan or "poison pill", and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. The dividend is payable to all holders of record of shares of common stock as of the close of business on November 26, 2001. Under the poison pill, the rights become exercisable ten days after a person or group acquires twenty percent or more of the Company's common stock, and in certain other situations.

    Generally, a poison pill is an anti-takeover device that effectively prevents a change in control of a company without the approval of its board of directors. Triggering a poison pill causes substantial dilution to a bidder that attempts to acquire a company on terms not approved by the board of directors. The Council of Institutional Investors (the "CII"), an organization of over 100 pension funds with over $1 trillion in assets, calls for shareholder approval of poison pills as part of its Shareholder Bill of Rights. According to the CII's publication, "Does Shareholder Activism Make a Difference?" (1994, consent of the author not obtained), "share values of firms with poison pills are lower, on average, than those of firms without pills" and such firms "are significantly less likely to exhibit outstanding long-term performance relative to industry peers with less restrictive governance structures."

    Many commentators and corporate governance experts disagree on the propriety and utility of poison pills. Although a poison pill may be aligned, in some circumstances, with shareholder interests, we believe poison pills have become increasingly unpopular in recent years and are not always in the shareholders' best interests. Moreover, alternative anti-takeover devices such as the Delaware business combination statute can provide some of the benefits allegedly conferred by a poison pill, such as deferring hostile tender offers. Last year, a majority of votes cast at major companies such as Quaker Oats, Anheuser-Busch, Dun & Bradstreet, Reebok International, Baxter International Electronic Data Systems, Mattel and Toys 'R' Us were in favor of proposals to redeem or repeal poison pills.

    We are concerned that the Company's poison pill could have the effect of entrenching current management, thereby reducing the accountability of the Board of Directors to shareholders. As corporate governance experts Nell Minow and Robert Monks note in their book Power and Accountability (1991, consent of the authors not obtained), poison pills "amount to major de facto shifts of voting rights away from shareholders to management.. . . They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."


    A poison pill may give a board of directors more bargaining power when faced with an unsolicited, hostile tender offer. In addition, the presence of a poison pill does not increase the likelihood of a withdrawal of a friendly bid. We nevertheless believe that the benefits of that may potentially be derived from having a poison pill are substantially outweighed by the detriments because, for example, the absence of a poison pill is more investor friendly and increases stockholder democracy by permitting potential investors in the Company to make their offer directly to shareholders without being forced to negotiate an acquisition with the Company's Board of Directors. We believe that shareholders, as owners of the Company, should have the right to decide what is a fair price for their ownership stake. In our opinion, directors and managers, who serve at the pleasure of the shareholders, should not usurp this right.



    BYLAWS. The Company recently amended its bylaws that govern special meetings of stockholders -- a commonly used means of challenging a board's control over a corporation -- to limit the right of stockholders to call a special meeting by allowing only stockholders (or, presumably, a group of stockholders) holding over 50% of the issued and outstanding voting shares to call such meetings. Since, based on filings with the Securities and Exchange Commission, no single stockholder holds the requisite percentage of voting shares, and since under the poison pill the formation of a group of stockholders who in the aggregate hold more than 50% of the voting shares would "trigger" the poison pill's dilutive provisions, the Company's bylaws, when taken in conjunction with the poison pill, can have the effect of both penalizing stockholders for attempting to exercise their right to call a special meeting and making it virtually impossible for stockholders to exercise that right.



    We believe the Company's very recently adopted poison pill and employment agreements were adopted as a management entrenchment technique and diminish the prospects of enhancing shareholder value by discouraging takeovers that could otherwise be beneficial to shareholders. The Delaware business combination statute already offers significant protection for the Company against hostile takeovers. It is our view that, by recently adopting the poison pill, entering into the employment agreement and amending its by-laws, the current Arguss Board has taken significant defensive steps to entrench itself and to ward off this consent solicitation, which may not be in your best interests. Our Nominees have indicated that they are committed to taking the steps that are necessary to remove or redeem the rights issued pursuant to the poison pill or otherwise render those rights ineffective, although we cannot guarantee that our Nominees, if elected, will be successful in their efforts.


    OTHER TAKEOVER DEFENSES. We believe that other anti-takeover measures are available to shareholders of Arguss. Delaware law and certain provisions of the Company's certificate of incorporation and bylaws currently provide several mechanisms whereby the Company's Board could resist a takeover attempt.

    DELAWARE BUSINESS COMBINATION STATUTE. Section 203 of the Delaware General Corporation Law makes a takeover defense available to the Company by providing that an "interested stockholder" (defined as a stockholder owning 15% or more of the corporation's voting stock or an affiliate or associate thereof), may not engage in a "business combination" transaction (defined to include a merger, consolidation, asset sale and similar transactions), with the corporation for a period of three years from the time such stockholder became an "interested stockholder" unless (i) prior to such time the corporation's board of directors approved either the "business combination" transaction or the transaction in which the stockholder became an "interested stockholder," (ii) the stockholder, in a single transaction in which he became an "interested stockholder," acquires at least 85% of the voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time, the "business combination" transaction is approved by the corporation's board of directors and authorized at an annual or special meeting of the corporation's stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the "interested stockholder." The Company is subject to Section 203 of the DGCL.

    CERTIFICATE OF INCORPORATION. The Board has the authority to issue up to 1,000,000 shares of preferred stock and to determine the relative preferences, limitations and rights of those shares with respect to dividends, redemption, payments on liquidation, sinking fund provisions, conversion privileges and voting rights without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Based on public information, although the Company has not presently issued shares of preferred stock, some issuances of preferred stock could have the effect of making it more difficult for a third party to acquire control of the Company if, for example, the Board issued a significant number of shares of preferred stock with significant preferences and voting rights relative to common stock.

    BYLAWS. The provisions of the Company's bylaws that govern special meetings may also have the effect of delaying or preventing changes in control or management of the Company. The bylaws limit the right of stockholders to call special stockholder meetings by requiring a majority (i.e., more than 50%) of the issued and outstanding voting shares in order to call a special meeting. This makes it difficult for any single stockholder to call a special meeting unless that stockholder already has effective control of the Company. Based on filings with the Securities and Exchange Commission, there presently is no stockholder who, by virtue of his voting share holdings, could call a special meeting.

               WE BELIEVE NEW LEADERSHIP CAN MAKE ARGUSS SUCCEED


    We believe in the Company's potential for success. However, we also believe that the current Board of Directors is at least partly responsible for the Company's poor performance. Based upon our review of the Company's Annual Reports on Form 10-K since 1998, we believe the Board has followed a course that over-emphasized acquisitions and overlooked the fundamental necessity of successfully managing and internally growing existing businesses and business segments. In addition, we believe the current Board has not decisively ended the negative impact of Conceptronic's history of losses, which for the first nine months of 2001 alone totaled almost $3 million on a pre-tax basis.


    These problems are not beyond repair. In our view, the Company can be re-directed in a manner that should result in improved shareholder value. We believe our Nominees and new senior management, led by Mr. Olsen, can enhance shareholder value by combining the strategic vision, experience and management skills of the Nominees and new management.

    Arguss needs to become a profitable and successful business again.

    It is time for a change.

    More specifically, if elected, our Nominees intend to adopt and implement the following new Strategic Business Plan:

    STOP THE BLEEDING.


    - Divest or liquidate Conceptronic and use the net proceeds, if any, from a sale to reduce bank debt. We have not obtained an independent appraisal and have no basis to predict a projected realizable value from a sale of Conceptronic, Inc.


    GET NEW BUSINESS.

    - Utilize our Nominees' personal, long-term relationships to seek to win new business in the Company's principal field of operations (cable TV multiple systems operators and regional phone companies). This includes direct marketing efforts aimed at operators with which the Company presently does little or no business (E.G., Comcast, Cablevision Systems, Cox). We believe these three companies alone constitute almost 20% of the U.S. cable industry in terms of subscribers.

    - Diversify and expand the Company's customer base, thereby reducing the need to rely on a few key customers.

    - Divert management talent and resources to what we believe are the fastest growing segments in which the Company operates (I.E., wireless communications/cell-site development).

    CUT COSTS.

    - Sell surplus vehicles. For example, there are numerous vehicles located throughout the Company which we believe, based on reports from Company personnel, are merely parked or otherwise under-utilized.

    - Consolidate facilities within the same geographic area.

    - Combine back-office operations. This may entail centralizing back-office functions at a single facility, including payroll, accounts receivable, accounts payable, purchasing, and human resources.

    - Eliminate the stand-alone corporate offices in Rockville, Maryland and co-locate the offices with one of the Company's regional offices.

    MANAGE ASTUTELY.

    - Increase revenues.

    - Manage the Company to make money first, i.e., old-fashioned earnings per share (EPS).

    - Emphasize operations growth over acquisitions.

    - Stop making acquisitions that are not accretive to revenue, income and earnings per share.

    - Develop brand-equity by adopting the Arguss name Company-wide.

    Although our Nominees have indicated that they will implement the Strategic Business Plan if elected, we cannot guarantee that the Company's operating performance will improve or that its profitability will be restored.

        CERTAIN EFFECTS OF A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS

    Removing the Company's current directors and replacing them with our Nominees through this Consent Statement would constitute a "change in control" under the terms of the Company's credit agreement, dated as of March 19, 1999, as amended, with Nationsbank, N.A. (now Bank of America, N.A.), as agent, and the other agents and lenders named therein. It is important for you to understand that if the current Board nominates our Nominees to serve as the Company's directors (which can occur even if you consent to our proposals), then their election pursuant to this Consent Statement would not constitute a "change in control" under the credit agreement and no waiver would be required. Therefore, the current Board has the ability to avoid the expense and disruption that would result from a "change in control" default by nominating or electing our Nominees as the Company's directors.

    If the current Board does not nominate our Nominees and we are successful in obtaining consents from a majority of the issued and outstanding shares of common stock as to Proposals 1 and 2, then a "change of control" would occur and as a result there would be a default under the credit agreement, unless otherwise waived by the lenders. The default would permit the lenders to demand the immediate repayment of all of the outstanding principal under the credit agreement (which was $72.9 million as of September 30, 2001) plus all accrued interest thereon. If this were to occur and the Company was unable to pay the full amount due, then the lenders could foreclose on the Company's assets. Although we have not had any discussions with the lenders regarding a waiver, we intend to seek a waiver of this provision if the Board does not nominate our Nominees. However, there is no assurance that we will succeed in our efforts to obtain a waiver. In addition, if our Nominees are elected, it is likely that the golden parachute provisions in the recently adopted employment agreements with Messrs. Bosselmann, Miller and Trudel would be triggered and could require the Company to make payments to them of $960,000 in the aggregate, based upon their present salaries.


    If our Nominees are elected, we intend to seek reimbursement from the Company for our costs since we believe the purpose of this Consent Statement is to advance the interests of all of the Company's stockholders. We estimate that the cost of our solicitation efforts would be approximately $400,000. If such reimbursement were to occur, it would have the effect of a one-time, non-recurring expense and would reduce the Company's working capital.


    Other than the foregoing, we are not aware of any other adverse consequences that would result from the removal of the Company's current directors and their replacement with our Nominees pursuant to this Consent Statement.

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

PROPOSAL 1: REMOVAL OF DIRECTORS


    You are being asked to adopt a proposal to remove all of the current directors of Arguss. Section 141(k) of the Delaware General Corporation Law allows shareholders to remove directors with or without cause. Rainer H. Bosselmann, DeSoto S. Jordan, Jr., Daniel A. Levinson, Richard S. Perkins, Jr., Garry A. Prime, James W. Quinn and Peter Winslow are the current directors. As explained in this Consent Statement, we believe that the current Board is at least partly responsible for the Company's recent poor performance and, therefore, that these directors should be removed.


PROPOSAL 2: ELECTION OF NOMINEES

    You are being asked to adopt a proposal to elect as directors of Arguss each of the seven Nominees named below, each of whom has consented to being named in this Consent Statement and our other solicitation materials and to serve as a director, if elected, until the next annual meeting of the Company's shareholders (which we believe will be held in May of 2002) or until his successor has been elected and qualified. The bylaws of the Company provide that the Board of Directors shall determine the number of directors eligible for election, which is currently seven. The bylaws also provide that a single class of directors will be elected at the annual meeting and hold office until the following annual meeting or until his successor is elected and qualified. If elected, our Nominees would serve together as a single class of directors in accordance with these bylaw provisions.

    Our primary purpose in seeking to elect the Nominees to the Company's Board is to enhance the value of the Company for the benefit of all shareholders. If elected, the Nominees would be responsible for managing the business and affairs of Arguss.

    Although we have no reason to believe that any of the Nominees may be unable or unwilling to serve as directors, if any of the Nominees is unable to serve as a director of Arguss due to death, disability or otherwise, the remaining Nominee or Nominees may designate another person or persons to replace the Nominee or Nominees unable to serve.

    The name, age, present principal occupation and employment history of each of the Nominees for at least the past five years are as follows:

    JAMES D. GERSON. Age 58. Since March 1993, Mr. Gerson has been a Vice President of Fahnestock & Co., Inc., a financial services company, and held a variety of positions in the areas of corporate finance, research, merchant banking and portfolio management, including the head of corporate finance.
Mr. Gerson was a director of Arguss from January 1992 to August 1999.
Mr. Gerson is currently Chairman of the Board of Evercel, Inc., a public company that designs and manufactures rechargeable batteries, and also serves as a director of FuelCell Energy, Inc., a public company that develops carbonate fuel cell technology for stationary power generation, American Power Conversion Corp., a public company that designs, develops, manufactures and markets power protection and management solutions for computer, communications and electronic applications, and Ag Services of America, Inc., a public company that distributes and finances farm inputs.

    STEPHEN G. MOORE. Age 48. Since July 2000, Stephen Moore has served as the Senior Vice President, Integrated Supply at Anixter Inc., the principal operating subsidiary of Anixter International Inc., a public company that distributes data communication and specialty wire and cable products. Mr. Moore also served as Anixter's Vice President, Federal Systems from 1995 to 1998 and as its Senior Vice President, Sales, in the cable television division, from 1998 to 2000. From 1980 to 1989, Mr. Moore held various positions at Anixter, including Vice President, Sales, where he was involved in the sale of materials used to construct cable television systems. From 1989 to 1995, Mr. Moore held various sales and marketing management positions at Antec Corporation, a broadband communications technology company. From 1985 to 1989, Mr. Moore was the District Sales Manager at Antec.

Mr. Moore has approximately 16 years of management experience in the telecommunications and cable television industries, with particular emphasis on supply chain and logistics services from a distribution and asset management perspective. He regularly consults with major telephone companies and service providers throughout the world and has specialized in bringing new products to the cable television marketplace. Mr. Moore received a B.S. degree from the University of South Dakota.

    DENNIS A. NOLIN. Age 51. Mr. Nolin provides consulting services to White Mountain Cable Construction Company ("White Mountain Cable"), now a subsidiary of Arguss Communications Group. Mr. Nolin formed White Mountain Cable in 1971, became its President in 1973 and sold it to Arguss in March 1997. White Mountain Cable is engaged in the construction, reconstruction, maintenance, repair and expansion of communications systems, cable television and data systems, including providing aerial construction and splicing of both fiber optic and coaxial cable to major telecommunications customers. From 1971 until its sale to Arguss, Mr. Nolin succeeded in growing White Mountain Cable into a dominant New England cable construction company and built over 30,000 miles of cable television, telephone, fiber optic and other communications infrastructure. After its sale to Arguss in March 1997, Mr. Nolin continued to serve as White Mountain Cable's President until March 2000. Since 1991, Mr. Nolin has been a general partner in White Mountain Cablevision Company, a cable television operator in Northern New Hampshire and Vermont, and since August 2001 he also has served as the President of Lynxfield Real Estate Holdings, LLC, a real estate holding company. Mr. Nolin is also the founder of Pittsfield Cablevision Company, Bethel Cablevision Company and Western Maine Cablevision Company.
Mr. Nolin served as President of Pittsfield Cablevision Company from 1980 to 1983, as President of Bethel Cablevision Company from 1984 to 1988 and as President of Western Maine Cablevision Company from 1984 to 1988. Mr. Nolin has approximately 30 years of management experience in the telecommunications industry.

    KENNETH R. OLSEN.  Age 44. Kenneth Olsen is the co-founder and since
May 1999 has served as the President of Fairway Communications Corp., a telecommunications engineering and fiber optic splicing company based in Boca Raton, Florida. From May 1, 1997 to April 30, 1999, Mr. Olsen was President of Arguss Communications Group, a principal subsidiary of the Company, where he managed the consolidation of six independent contractors into a single entity with $200 million in annual sales. From 1992 until 1997, Mr. Olsen held a series of positions in the telecommunications sector at Antec Corporation, a broadband communications technology company ("Antec"), including President, Antec Latin America from May 1996 to April 1997. At Antec, Mr. Olsen directed the company's operations in all of South America, Central America, Mexico and the Caribbean and organized and managed several offices in Mexico and South America. From 1988 to 1992, Mr. Olsen held various positions in telecommunications, electronics and computer divisions at Raychem Corporation. Mr. Olsen has approximately five years of management experience in the telecommunications industry. Mr. Olsen received an M.B.A. from Harvard University and a B.S. from Adelphi University.

    RONALD D. PIERCE. Age 57. From 1985 until January 1998, Ronald Pierce was the owner, Chairman, President and Chief Executive Officer of Can-Am Construction, Inc. ("Can-Am"), a full service telecommunications company that provides underground and aerial construction, maintenance and repair and fiber and coaxial cable splicing services. Following Can-Am's sale to Arguss in January of 1998, Mr. Pierce remained President and Chief Executive Officer of Can-Am until 2000. From 1974 to 1985, Mr. Pierce was a Vice President at Can-Am. From 1969 to 1973, Mr. Pierce was the Vice President, Operations at Southwest Communications Engineering Company, a telecommunications construction company. Mr. Pierce has over 30 years of management experience in the telecommunications industry.

    MICHAEL SPARKMAN. Age 40. Michael Sparkman is the co-founder and since January 2000 has served as the President of Broadband Services, Inc., a broadband services and e-logistics company doing business in North America and Europe ("Broadband Services"). Broadband Services also is a provider of information technology based supply chain management solutions for telecommunications service providers and OEM manufacture, distribution and product fulfillment services and intelligent mapping services offered through a hosted MSP model. Prior to forming Broadband Services, from September 1998 to December 1999, Mr. Sparkman was President and Chief Executive Officer of Itochu Cable Services, a communications portfolio company. From 1986 to 1998, Mr. Sparkman held various management positions with Antec Corporation, including Senior Vice President of International Operations and Vice President-General Manager of Optical Networks International, Antec's fiber optic manufacturing division. Mr. Sparkman has approximately 15 years of management experience in the telecommunications industry.

    GEORGE TAMASI. Age 53. From 1979 to 1997, Mr. Tamasi was the owner, President and Chief Executive Officer of Communications Construction
Group, Inc., a Pennsylvania based provider of engineering and construction services to cable television multiple system operators throughout the United States. Mr. Tamasi sold his company to Dycom Industries, Inc. in July 1997 after turning the start-up company into a full service construction company with over $100 million in annual sales. After its sale to Dycom Industries, Mr. Tamasi continued to serve as President and Chief Executive Officer of Communications Construction Group until 1999. From 1973 to 1979, Mr. Tamasi was a project manager at Magnavox, Inc. where he supervised the establishment of cable television systems in various states. Mr. Tamasi has approximately 20 years of management experience in the telecommunications industry.

    In addition, if the Nominees are elected, it is expected that RORY S. PHILLIPS, age 49, will be appointed to serve as Arguss' Executive Vice President, Treasurer and Secretary. Mr. Phillips co-founded Fairway Communications Corp. with Mr. Olsen and has been Fairway's Executive Vice President since 1999. Since 1995, Mr. Phillips has also served as the President of New Venture Capital Corporation, a company that provides financial consulting services to companies in the cable television and telecommunications industries. From 1990 to 1999, he was Senior Vice President Finance and Chief Financial Officer of Alexcom L.P./Cable Holdings, Inc., a privately held cable television company. From 1990 to 1994, he was Senior Vice President Finance and Chief Financial Officer of Cellular Information Systems, Inc., a publicly traded cellular telephone company, and from 1989 to 1990 he was Senior Vice President of the Telecommunications Group of Communications Equity Associates. From 1975 to 1989, Mr. Phillips held positions at major banks, including Vice President and Manager of the US Corporate Banking Group at Kansallis-Osake-Pankki and various management positions at Credit Lyonnais, Marine Midland Bank and Chemical Bank. Mr. Phillips received an M.A. in International Finance and Business from the Fletcher School of Law and Diplomacy and a B.A. from the University of California, Davis, California.


    Each of the nominees is a participant in this consent solicitation.


    The foregoing information has been furnished to us by the respective Nominees and by Mr. Phillips. Annex III contains additional information about the Nominees required to be disclosed under the Securities Exchange Act of 1934, as amended. It is expected that each Nominee, if elected, will thereafter be reimbursed by Arguss for his reasonable out-of-pocket expenses incurred in the performance of his services as a director. Our Nominees will also be entitled to indemnification by the Company in accordance with the Company's by-laws and the Delaware General Corporation Law.

    The GOLD consent card delivered with this Consent Statement provides each shareholder with the opportunity to designate any of the Nominees whom he or she does not desire to elect to the Board. WE URGE YOU TO VOTE FOR ALL OF THE NOMINEES ON THE GOLD CONSENT CARD DELIVERED WITH THIS CONSENT STATEMENT.

PROPOSAL 3: REPEAL OF BY-LAWS ADOPTED AFTER OCTOBER 1, 2001 AND BEFORE THE EFFECTIVENESS OF THIS PROPOSAL

    You are being asked to adopt a proposal which would repeal any amendments to the Company's by-laws adopted by the current Board between October 1, 2001 and the effective date of this Proposal. We do not intend to exercise discretion in this regard. Although this Proposal if adopted will repeal every bylaw amendment adopted by the current Board since October 1, 2001, it is not part of a plan to remove all anti-takeover devices available to the Company and we believe the Nominees do not have any present intention to make other proposals which would remove other anti-takeover measures. Rather, it is designed to prevent the current Board from taking actions to amend the Company's by-laws to attempt to nullify or delay the actions taken by you under these Proposals or to create new obstacles to your ability to freely elect a board of directors which we believe represents your best interests. Based on publicly available information, we are not aware of any amendments to the Company's bylaws that have been adopted or proposed since October 1, 2001. The approval of this Proposal could result in the repeal of bylaws which may be in the best interests of stockholders, although we believe that such a possibility is unlikely in view of the failure of the current Board to disclose any such bylaw amendments. If the current Board adopts any material amendments to the bylaws that would be subject to repeal under this Proposal and such amendments are made available to us or the general public, we will provide you with additional materials regarding such amendments. Except for the proposed actions described in this Consent Statement, the Nominees, if elected, do not intend to take any other action that would remove other anti-takeover measures or render them ineffective.

                               VOTING SECURITIES

    According to the Company's Certificate of Incorporation, the Company's shares of common stock constitute the only class of outstanding voting securities of Arguss. Accordingly, only holders of the Company's common stock as of the Consent Record Date are entitled to execute consents. The Consent Record Date for determining shareholders entitled to vote is November 29, 2001. As of the Consent Record Date, there were 14,519,944 shares of the Company's common stock issued and outstanding. We understand that there are no other classes of common stock and no shares of preferred stock outstanding. Each outstanding share of common stock as of the Consent Record Date is entitled to one vote on each of the Proposals. Shareholders of Arguss do not have cumulative voting rights, which means that your shares are voted separately for each proposal.

    We beneficially own 1,245,750 shares of the Company's common stock as of the Consent Record Date, representing approximately 8.6% of the issued and outstanding shares. We have consented to all of the Proposals. In addition, our Nominees beneficially own an aggregate of 561,113 shares of Arguss common stock as of that date, representing approximately 3.9% of the Company's outstanding shares. We believe our Nominees will consent to each of the Proposals in this Consent Statement.

                       ADDITIONAL INFORMATION CONCERNING
               THE SOLICITORS, THE NOMINEES AND RORY S. PHILLIPS

    The following table sets forth the principal business address, present occupation or employment and the number and percentage of outstanding shares of the Company's common stock beneficially owned by us, each of the other Nominees and Mr. Phillips as of the Consent Record Date.

                                                                NUMBER OF SHARES    PERCENT
       BUSINESS ADDRESS               PRESENT OCCUPATION          BENEFICIALLY         OF
      NAME AND PRINCIPAL                OR EMPLOYMENT                 OWNED          CLASS
------------------------------  ------------------------------  -----------------   --------
Ronald D. Pierce                Private Investor                    1,232,850          8.5%
33751 Blessington Lane
San Juan Capistrano, CA 92675

Kenneth R. Olsen                Co-founder and President of            12,900            *
c/o Fairway Communications      Fairway Communications Corp.
Corp.
10808 Tea Olive Lane
Boca Raton, FL 33498

Stephen G. Moore                Senior Vice President,                      -            *
c/o Anixter Inc.                Integrated Supply, Anixter
550 Old Peachtree Road          Inc.
Suwanee, Georgia 30024

Dennis A. Nolin                 Consultant, White Mountain            561,113          3.9%
c/o White Mountain Cable        Cable Construction
Construction
Dover Road Epsom, NH 03234

James D. Gerson                 Vice President, Fahnestock &                -            *
19 West 95th Street             Co., Inc.
New York, New York 10025

Michael Sparkman                President, e-Logistics                      -            *
c/o Broadband Services, Inc.    Division, Broadband
8822 S. Ridge Line Blvd.,       Services,Inc.
Suite 400
Highlands Ranch, CO 80126

George Tamasi                   Private Investor                            -            *
13081 Marsh Landing
Palm Beach Gardens, FL 33418

Rory S. Phillips                Executive Vice President,                   -            *
90 Yantacaw Brook Road          Fairway Communications Corp;
Montclair, NJ 07043             Financial Consultant

Solicitors, Nominees and                                            1,806,863         12.4%
Mr. Phillips, as a group
(eight persons)

------------------------

*   Less than 1% of the issued and outstanding shares.

    Under applicable regulations of the Securities and Exchange Commission, we, the Nominees and Mr. Phillips are deemed "participants" in this solicitation. Certain information about us, the other Nominees and Mr. Phillips is set forth in the attached Annex III. Annex III also sets forth certain information relating to the ownership of the Company's common stock by the Nominees, and about any transactions between any of them and Arguss. No persons other than those named in this Consent Statement will participate in the solicitation.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This Consent Statement may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current information. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to:

    - future actions;

    - prospective services;

    - future performance or results of anticipated sales efforts;

    - potential growth and performance of Arguss; and

    - projected operating results.

    Any and all of our forward-looking statements in this Consent Statement can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Consent Statement. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

                                   LITIGATION

    On December 6, 2001, the Company filed a complaint against us in the United States District Court for the District of Maryland. The complaint seeks temporary, preliminary and injunctive relief and alleges, among other things, that we violated Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 and that we hid our plans to replace the Board from you. We believe that the complaint is without merit and merely an attempt by the current directors to prevent shareholders from removing them from office as well as a dilatory tactic to create additional and unnecessary cost and expense for us. We intend to vigorously pursue our consent solicitation.

                                  SOLICITATION

    The solicitation of consents pursuant to this Consent Statement is being made by Ronald D. Pierce and Kenneth R. Olsen. Our Nominees and Mr. Phillips may also assist us in soliciting consents from the Company's shareholders. Consents may be solicited by mail, advertisement, telephone or telecopier and in person. No such persons will receive additional compensation for such solicitation.

    In addition, we have retained Innisfree M&A Incorporated as our Consent Solicitor to assist in the solicitation, for which services Innisfree will be paid an initial fee of $18,000, and will be reimbursed for its reasonable out-of-pocket expenses. It is anticipated that approximately 25 persons will be employed by Innisfree to solicit Arguss shareholders.

    Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of the Company's common stock. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

    The cost of the solicitation of consents to the Proposals will initially be borne by us. We intend to seek reimbursement from the Company for the costs of this solicitation if we are successful in obtaining the requisite consents for Proposals 1 and 2 since we believe the purpose of the proposals in this Consent Statement is to advance the interests of all of the Company's stockholders. If such reimbursement is sought, the question of whether such reimbursement will be made will not be submitted to shareholders but will be submitted to the Company's Board for final decision. We will abstain from any Board vote on this matter. Costs related to the solicitation of consents to the Proposals include expenditures for attorneys, consent solicitors, litigation, printing, postage, and related expenses and filing fees and are expected to aggregate approximately $400,000, of which approximately $125,000 has been spent to date. The portion of such costs allocable solely to the solicitation of consents to the Proposals is not readily determinable.

                      CONSENT PROCEDURE UNDER DELAWARE LAW

    Section 228 of the Delaware General Corporation Law (the "DGCL") generally provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of shareholders are recorded. Neither the Company's Certificate of Incorporation nor its by-laws prohibit shareholder action by written consent.

    Section 213(b) of the DGCL generally provides that if no record date has been fixed by the board of directors, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the shareholders are recorded. On November 29, 2001, we delivered a signed written consent to the Company setting forth and consenting to the Proposals which, pursuant to Section 213(b) of the DGCL, fixes November 29, 2001 as the Consent Record Date for the solicitation.

    If the Proposals are adopted pursuant to this Consent Statement, prompt notice must be given by the Company pursuant to Section 228(d) of the DGCL to shareholders who have not executed consents.

                              SPECIAL INSTRUCTIONS


    If you were a record holder of shares of the Company's common stock as of the close of business on the Consent Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each such Proposal on the accompanying GOLD consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope or by mailing the consent card to Innisfree M&A Incorporated at the address set forth below under the Section entitled "Questions?".


    IMPORTANT: IF YOU HOLD SHARES THROUGH A BROKER OR BANK, ONLY THEY CAN EXECUTE A CONSENT CARD ON YOUR BEHALF. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO EXECUTE A CONSENT CARD ON YOUR BEHALF TODAY.

    If the record holder signing, dating and returning the GOLD consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the Proposals, such record holder will be deemed to have consented to each such Proposal, except that such record holder will not be deemed to have consented to the removal of any current Arguss director or to the election of any Nominee whose name is written in on the consent card under the corresponding Proposal.

                  THE SOLICITORS RECOMMEND THAT YOU CONSENT TO
                             EACH OF THE PROPOSALS

    YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED GOLD CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY OR MAIL THE CARD TODAY AT THE ADDRESS STATED BELOW.

               FAILURE TO RETURN YOUR CONSENT CARD WILL HAVE THE
                  SAME EFFECT AS VOTING AGAINST THE PROPOSALS

    If your shares of the Company's common stock are held in "Street Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, date and return the enclosed GOLD consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute a GOLD consent card on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us in care of Innisfree M&A Incorporated at the address set forth below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.


    We urge you NOT to sign any blue revocation of consent card.


                                APPRAISAL RIGHTS

    Holders of the Company's common stock do not have dissenters' appraisal rights under Delaware law in connection with this Consent Statement or the proposals contained herein.

                             SHAREHOLDER PROPOSALS

    According to the Company, in order to be considered for inclusion in the Proxy Statement relating to the Company's 2002 annual meeting of shareholders, any proposal by a record holder of common stock must be received by the Company at its principal offices in Rockville, Maryland on or before January 3, 2002. A proponent of such a proposal must comply with the proxy rules under the Securities Exchange Act of 1934, as amended.

                                   QUESTIONS?

    If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:

                           Innisfree M&A Incorporated
                               501 Madison Avenue
                               New York, NY 10022
                           Toll Free: (888) 750-5834

Dated: December   , 2001

                                    ANNEX I
                       INFORMATION CONCERNING THE COMPANY

    The mailing address of the Company is One Church Street, Suite 302, Rockville, Maryland 20850.

                                    ANNEX II
                             SECURITY OWNERSHIP OF
                      THE COMPANY'S OFFICERS AND DIRECTORS

    The following table sets forth certain information with regard to the beneficial ownership of the Company's common stock as of November 30, 2001, by
(i) each stockholder who is known by the Company to beneficially own in excess of 5% of the outstanding shares of common stock (other than us and the other Nominees), (ii) each director, (iii) the Company's Chief Executive Officer; Executive President and Secretary; and Vice President, Chief Financial Officer and Treasurer and (iv) the directors and all executive officers as a group. This table is based on information contained in the Company's Revocation of Consent Statement filed with the Securities and Exchange Commission on December 5, 2001.

                                             NUMBER OF
                                             SHARES OF
                                            COMMON STOCK                                    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)  BENEFICIALLY OWNED                               COMMON STOCK(2)
---------------------------------------  ------------------                               ---------------
Rainer H. Bosselmann ..................         864,970(3)                                       5.9%
  Chairman of the Board,
  Chief Executive Officer and
  President of the Company

DeSoto S. Jordan, Jr. .................          15,000(4)                                         *

Daniel A. Levinson ....................         130,000(5)                                         *

Richard S. Perkins, Jr. ...............          66,000(6)                                         *

Garry A. Prime ........................          93,666(7)                                         *

James W. Quinn ........................          16,000(8)                                         *

Peter L. Winslow ......................          55,967(9)                                         *

H. Haywood Miller III .................         273,404(10)                                      1.9%
  Executive Vice President and
  Secretary of the Company

Arthur F. Trudel ......................         170,500(11)                                      1.2%
  Vice President, Chief Financial
  Officer
  and Treasurer of the Company

All Directors and Executive Officers as
  a group (nine persons)...............       1,685,507(3)(4)(5)(6)(7)(8)(9)(10)(11)            11.1%

------------------------

*   Less than one percent (1%)

(1) The business address for Messrs. Bosselmann, Jordan, Levinson, Perkins, Prime, Quinn, Winslow, Miller and Trudel is c/o Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850.

(2) Pursuant to the rules of the Commission, shares of common stock which an individual or group has a right to acquire within sixty days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3) Includes options to purchase 120,000 shares of common stock held by Mr. Bosselmann which are presently exercisable.

(4) Represents options to purchase 15,000 shares of common stock which are presently exercisable.

(5) Includes options to purchase 10,000 shares of common stock held by Mr. Levinson which are presently exercisable.

(6) Includes options to purchase 15,000 shares of common stock held by Mr. Perkins which are presently exercisable and 37,000 shares of common stock held of record by Mr. Perkins' wife, in which Mr. Perkins disclaims any beneficial interest.

(7) Includes options to purchase 25,000 shares of common stock held by Mr. Prime which are presently exercisable.

(8) Includes options to purchase 15,000 shares of common stock held by Mr. Quinn which are presently exercisable.

(9) Includes options to purchase 15,000 shares of common stock held by Mr. Winslow which are presently exercisable and 1,502 shares of common stock held of record by Mr. Winslow's spouse, in which Mr. Winslow disclaims any beneficial interest.

(10) Includes options to purchase 220,000 shares of common stock held by Mr. Miller which are presently exercisable and 70 shares owned by Mr. Miller's minor children.

(11) Includes options to purchase 170,000 shares of common stock held by Mr. Trudel which are presently exercisable.

                                   ANNEX III
                         COMMON STOCK OF ARGUSS HELD BY
                    THE SOLICITORS AND NOMINEES AND CERTAIN
                  TRANSACTIONS BETWEEN ANY OF THEM AND ARGUSS

    Except as disclosed in this Consent Statement, none of the Nominees nor any of their Associates has any direct or indirect substantial interest, by security holdings or otherwise, in any of the Proposals. Except as disclosed in this Consent Statement, none of the Nominees owns any securities of Arguss or any parent or subsidiary of Arguss, beneficially or of record; has purchased or sold any such securities within the past two years; or is or was within the past year a party to any contract, arrangement or understanding with any person for such securities. None of the Associates (as defined in Rule 14a-1 under the Exchange
Act) of any of the Nominees beneficially owns, directly or indirectly, any securities of Arguss.

    Except as disclosed in this Consent Statement, none of the Nominees nor any of their Associates or members of their immediate family has any arrangement or understanding with any person with respect to: (i) any future employment by Arguss or its affiliates or (ii) any future transactions to which Arguss or any of its affiliates will or may be a party. Except as disclosed in this Consent Statement, none of the Nominees or any of their current employers is an affiliate of Arguss.

    Except as provided below, none of the Nominees nor any of their Associates has any direct or indirect material interest in any transaction that has occurred since January 1, 2000, or any currently proposed transaction, or series of similar transactions, to which Arguss or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

    Mr. Pierce, a director nominee, sold his company, Can-Am, to the Company in 1998. From 1998 to 2000, Mr. Pierce remained President and Chief Executive Officer of Can-Am. Pursuant to an employment agreement between Mr. Pierce and the Company, he received approximately $328,000 in salary and bonuses during 2000, of which approximately $75,000 represented bonuses earned in 1999. The employment agreement has expired.

    Messrs. Olsen (a director nominee) and Phillips are co-founders of Fairway Communications Corp. ("Fairway"), a telecommunications engineering and fiber splicing company based in Boca Raton, Florida that had revenues of $500,000 for the fiscal year ended December 31, 2000. Mr. Pierce has engaged in preliminary discussions with Mr. Olsen concerning the possibility of the Company purchasing Fairway if the Nominees are elected and Mr. Olsen is appointed to serve as the Company's Chairman and Chief Executive Officer. We are not currently proposing any business combination or similar transaction concerning Fairway. If the Nominees are elected, Mr. Olsen is appointed as Chairman and CEO and the Company decides to move forward with these discussions, the new Board will form an independent committee to negotiate the terms of any proposed acquisition and authorize the consummation of any such acquisition. We would expect the independent committee to obtain a fairness opinion from a financial advisor engaged to review the terms of any business combination concerning the Company and Fairway.

    Mr. Nolin is a director nominee. In March 1997, Mr. Nolin sold his company, White Mountain Cable, to the Company. Pursuant to an oral agreement between Mr. Nolin and the Company, he receives annual compensation of $75,000 for consulting services.


    Except as disclosed in this Consent Statement, none of the Nominees is involved in any material pending legal proceedings to which he is a party or of which any of his property is the subject, has been involved in any legal proceedings that are material to an evaluation of his ability or integrity to become a director or executive officer of the Company, nor has any Nominee been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

    The following sets forth all purchases and sales during the past two years of Arguss common stock deemed to be beneficially owned by the Nominees.

                                                                                                PER SHARE
NAME                                     TRANSACTION DATE   NUMBER OF SHARES   PURCHASED/SOLD     PRICE
----                                     ----------------   ----------------   --------------   ---------
Ronald D. Pierce.......................      03/21/01             8,000           Sold            $7.28
                                             03/22/01            17,000           Sold             6.79
                                             03/23/01            23,800           Sold             6.86
                                             03/26/01            23,100           Sold             6.83
                                             03/27/01             1,000           Sold             6.80
                                             03/28/01            26,300           Sold             6.00
                                             03/29/01            47,000           Sold             5.71
                                             03/30/01            18,250           Sold             5.90
                                             04/02/01            15,300           Sold             5.74
                                             09/20/01            39,000           Sold             2.52
                                             09/21/01            24,300           Sold             2.50
                                             09/24/01            13,000           Sold             2.52
                                             09/26/01             8,500           Sold             2.74
                                             09/27/01             1,600           Sold             2.50
                                             09/28/01             1,000           Sold             2.50

Kenneth R. Olsen.......................      03/07/00               600           Sold            17.40
                                             03/21/00             2,400           Sold            17.40
                                             03/30/00             5,700           Sold            18.03
                                             03/30/00             2,800           Sold            17.96
                                             03/30/00             1,000           Sold            18.09
                                             03/30/00             2,000           Sold            18.28
                                             03/30/00             1,500           Sold            18.53
                                             03/30/00             2,000           Sold            19.53
                                             07/20/00             5,000         Purchased         16.88
                                             09/01/00             5,000           Sold                *
                                             10/30/00             1,000         Purchased         12.81
                                             11/17/00             5,000         Purchased         14.00
                                             01/23/01               200           Sold            10.50
                                             01/23/01             5,800           Sold            10.44
                                             05/17/01             4,500         Purchased          4.60
                                             05/17/01               500         Purchased          4.58
                                             06/07/01             5,000         Purchased          4.82
                                             08/14/01             2,000         Purchased          3.65
                                             08/23/01               500         Purchased          3.45

Dennis A. Nolin........................      08/31/00               100           Sold            20.00
                                             09/05/00               100           Sold            20.00
                                             09/05/00               100           Sold            20.06
                                             06/11/01               100           Sold             5.09
                                             08/14/00               200           Sold            17.03
                                             08/24/00               500           Sold            18.38
                                             03/21/01               700           Sold             7.55
                                             09/01/00               900           Sold            20.00
                                             08/23/00             1,000           Sold            18.00
                                             08/25/00             1,000           Sold            17.50
                                             08/28/00             1,000           Sold            17.75
                                             08/28/00             1,000           Sold            17.63

                                                                                                PER SHARE
NAME                                     TRANSACTION DATE   NUMBER OF SHARES   PURCHASED/SOLD     PRICE
----                                     ----------------   ----------------   --------------   ---------
                                             08/29/00             1,000           Sold            19.00
                                             06/11/01             1,000           Sold             5.06
                                             08/23/00             1,300           Sold            17.88
                                             06/15/01             1,400           Sold             4.87
                                             08/14/00             1,800           Sold            17.00
                                             08/17/00             2,000           Sold            17.13
                                             08/18/00             2,000           Sold            17.13
                                             08/18/00             2,000           Sold            17.56
                                             08/18/00             2,000           Sold            17.38
                                             08/29/00             2,000           Sold            19.38
                                             08/29/00             2,000           Sold            18.50
                                             08/22/00             2,100           Sold            17.75
                                             08/14/00             2,400           Sold            17.13
                                             08/28/00             2,700           Sold            17.50
                                             08/22/00             2,900           Sold            17.50
                                             08/23/00             3,000           Sold            17.50
                                             03/19/01             3,000           Sold             7.84
                                             03/21/01             3,000           Sold             7.71
                                             08/15/00             3,300           Sold            17.13
                                             08/25/00             3,800           Sold            17.75
                                             09/05/00             3,800           Sold            19.88
                                             08/16/00             4,000           Sold            17.13
                                              8/29/00             4,000           Sold            18.25
                                             03/22/01             4,000           Sold             6.97
                                             06/15/01             4,000           Sold             4.87
                                              8/18/00             5,000           Sold            19.00
                                             09/01/00             5,000           Sold            20.63
                                             08/30/00             6,000           Sold            19.38
                                             03/19/01             6,000           Sold             7.80
                                             06/11/01             6,800           Sold             5.00
                                             09/17/99               700           Sold            14.38
                                             09/17/99               800           Sold            14.38
                                             09/14/99             2,900           Sold            14.33
                                              9/17/99               500           Sold            14.38
                                             09/24/99             1,000           Sold            13.75
                                              9/24/99             2,000           Sold            13.75
                                             09/14/99             2,100           Sold            14.33
                                             04/03/01            10,000           Sold             5.75
                                             07/02/01             5,700           Sold             5.00
                                             07/03/01               600           Sold             5.07
                                             07/05/01               100           Sold             5.00
                                             07/31/01            26,300           Sold             4.50
                                             08/03/01            11,100           Sold             4.30
                                             08/09/01             7,300           Sold             3.77
                                             08/10/01            22,300           Sold             3.71

------------------------

*   The sale price of such shares is not available.